Exhibit 99.2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Neptune Technologies & Bioressources Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN THAT that the annual meeting of the shareholders (the “Meeting”) of the Corporation will be held at the McCord Museum, located at 690 Sherbrooke Street West, Montreal, Quebec, H3A 1E9, Canada, on August 15, 2017 at 10:30 a.m., for the following purposes:

1.	to receive the financial statements of the Corporation for the financial year ended March 31, 2017 and the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditors for the ensuing year and to authorize the directors of the Corporation to fix their remuneration; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

SIGNED in Laval, Québec, as AT JULY 13, 2017

By Order of the Board of Directors

/s/ Jean-Daniel Bélanger

Jean-Daniel Bélanger

Corporate Secretary

The Corporation’s shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established June 28, 2017 as the record date for the purpose of determining the Corporation’s shareholders who are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying management information circular.

MANAGEMENT INFORMATION CIRCULAR

Unless otherwise indicated, the following information is given as at July 13, 2017 and all amounts in dollars refer to Canadian currency, unless stated otherwise.

SOLICITATION OF PROXIES BY MANAGEMENT

This management information circular (this “Circular”) is provided in connection with the solicitation by the management of Neptune Technologies & Bioressources Inc. (the “Corporation”) of proxies to be used at the annual meeting (the “Meeting”) of the shareholders of the Corporation (the “Shareholders”) to be held at the McCord Museum, located at 690 Sherbrooke Street West, Montreal, Quebec H3A 1E9, Canada, on August 15, 2017 at 10:30 a.m., and any adjournment thereof for the purposes set out in the accompanying notice of Meeting (the “Notice of Meeting”). It is expected that the solicitation will be made primarily by mail. However, directors, officers and employees of the Corporation may also solicit proxies by telephone, fax, email or in person. The cost of solicitation of proxies will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Corporation (“Directors”) and officers of the Corporation. Each Shareholder who is entitled to vote at the Meeting is entitled to appoint a person, who need not be a Shareholder of the Corporation, to represent him or her at the Meeting other than those whose names are printed on the accompanying form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. To be valid, the duly completed form of proxy must be deposited at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting at the time and place of the Meeting or any adjournment thereof. The instrument appointing a proxy-holder must be executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporate body, by its authorized officer or officers.

A Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time but no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Secretary or the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

In addition, a proxy may be revoked by the Shareholder executing another form of proxy bearing a later date and depositing same at the offices of Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time but no less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the day of the Meeting or with the Secretary or the Chairman of the Meeting at the time and place of Meeting or any adjournment thereof or by Shareholders personally attending the Meeting and voting his or her shares.

EXERCISE OF DISCRETION BY PROXIES

All common shares of the Corporation (the “Common Shares”) represented at the Meeting by properly executed proxies will be voted and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of all the matters set out herein. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, such Common Shares will be voted by the persons so designated at their discretion. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters.

NON-REGISTERED SHAREHOLDERS

Only registered Shareholders, or proxy holders duly appointed by the Shareholders, are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Corporation has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders, and often use a service corporation for this purpose. Non-Registered Shareholders will either:

(a)	typically, be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service corporation, will constitute voting instructions which the Intermediary must follow. The Non-Registered Shareholder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its service corporation in accordance with the instructions of the Intermediary or service corporation. In certain cases, the Non-Registered Shareholder may provide such voting instructions to the Intermediary or its service corporation through the Internet or through a toll-free telephone number; or

(b)	less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares which they beneficially own.

Should a Non-Registered Shareholder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service corporation. Should a Non-Registered Shareholder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Shareholder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out at (b) above.

In all cases, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Shareholder may revoke voting instructions which have been given to an Intermediary at any time prior to the Meeting by written notice to the Intermediary.

RECORD DATE

Shareholders registered as at June 28, 2017 (the “Record Date”) are entitled to attend and vote at the Meeting. Shareholders who wish to be represented by proxy at the Meeting must, to entitle the person appointed by the proxy to attend and vote, deliver their proxies at the place and within the time set forth in this Circular.

VOTING SHARES

The authorized share capital of the Corporation is comprised of an unlimited number of Common Shares. Each holder of Common Shares has the right to vote at any meeting of the Shareholders of the Corporation.

As at the Record Date, there were 78,576,229 issued and outstanding Common Shares of the Corporation, each entitling its holder to one (1) vote.

The by-laws of the Corporation provide that during any meeting of the Shareholders, the attendance, in person or by proxy, of the Shareholders representing ten percent (10%) of the Common Shares shall constitute a quorum.

PRINCIPAL SHAREHOLDERS

As at the Record Date, to the best of the Corporation’s knowledge, no corporation and none of the Directors or executive officer of the Corporation or other person beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Corporation’s Common Shares.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the best of the Corporation’s knowledge, no one who has been a (i) Director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year; (ii) a proposed nominee for election as a Director of the Corporation and (iii) an associate or affiliate of the persons or Companies listed in (i) and (ii) above, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon other than the election of Directors and the interest of those individuals listed above who are eligible participants in the Equity Incentive Plan (as defined below) and the adoption of such plan.

PARTICULARS OF MATTERS TO BE ACTED UPON

PRESENTATION OF FINANCIAL STATEMENTS

The annual audited financial statements for the financial year of the Corporation ended March 31, 2017 and the report of the auditors thereon (the “Annual Report”) will be placed before the Meeting. The Annual Report was mailed to Shareholders who requested a copy and is also available on SEDAR at www.sedar.com and the Corporation’s website at www.neptunecorp.com.

ELECTION OF DIRECTORS

The Corporation’s articles currently provide that the board of directors of the Corporation (the “Board” or the “Board of Directors”) may consist of a maximum of ten directors (the “Directors”). The Corporation’s Board is currently comprised of nine Directors. The Board has determined to nominate each of the seven current Directors listed below for election as a Director at the Meeting. The term of office of each of Pierre Fitzgibbon and Vic Neufeld will end at the conclusion of the Meeting. The Board recommends that Shareholders vote FOR the election of each of the seven nominees as Directors.

The persons named in the enclosed form of proxy intend to vote for the election of the seven (7) nominees whose names are set forth below. Management does not contemplate that any such nominees will be unable to serve as a Director of the Corporation. However, if, for any reason, any of the proposed nominees does not stand for election or is unable to serve as such, proxies in favour of management designees will be voted for another nominee at their discretion unless the Shareholder has specified in his proxy that his shares are to be withheld from voting in the election of Directors.

The Directors are appointed at each annual meeting of the Shareholders to hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. The Directors hold office for a term expiring at the conclusion of the next annual meeting of Shareholders or until their successors are elected or appointed and will be eligible for re-election. A Director appointed by the Board between meetings of Shareholders or to fill a vacancy will be appointed for a term expiring at the conclusion of the next annual meeting or until his or her successor is elected or appointed and will be eligible for election or re-election.

Majority Voting Policy

The Board has adopted a policy that entitles each Shareholder to vote for each nominee on an individual basis. The policy also stipulates that if the votes in favour of the election of a Director represent less than a majority of the Common Shares voted and withheld, the nominee will submit his or her resignation promptly after the Meeting for the consideration of the Board. After reviewing the matter, the Board’s decision whether to accept or reject the resignation offer will be disclosed to the public within 90 days of the Meeting. The Board has discretion to accept or reject a resignation. However, the Board must accept the resignation absent exceptional circumstances. The nominee will not participate in any Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested elections.

Nominees for Election as Director

The following table sets out the name and the province and country of residence of each of the persons proposed for election as Directors, and all other positions and offices with the Corporation held by such person, his or her principal occupation, the year in which the person became a Director of the Corporation, and the number of Common Shares of the Corporation, that such person has declared to beneficially own, directly or indirectly, or over which control or direction is exercised by such person as at the date indicated below.

Name, province or state, as the case may be, and country of residence and position with the Corporation	Principal Occupation	First year as Director	Number of Common Shares of the Corporation beneficially owned or over which control is exercised as at the Record Date
Katherine Crewe, ICD.D Québec, Canada	Chair, TEC Canada	2015	-
Dr. Ronald Denis Québec, Canada	Chief of Surgery at Sacré-Coeur Hospital in Montréal	2000	87,915
James S. Hamilton Québec, Canada	President and CEO of the Corporation	2015	59,500
John M. Moretz North Carolina, United States of America	Chief Executive Officer and President, Moretz Marketing, LLC	2014	1,776,807
François R. Roy Québec, Canada	Corporate Director	2015	-
Richard P. Schottenfeld New York, United States of America	Managing Partner & CEO of Schottenfeld Group, LLC	2016	3,908,486
Dr. Leendert H. Staal Maryland, United States of America	Independent consultant and owner of Staal Consulting, LLC	2015	-

The information as to voting securities beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Corporation and has been furnished by the respective nominees.

The following is a brief biography of the nominees:

Katherine Crewe, ICD.D – Director

Ms. Crewe is a strong and proactive leader with a consistent track record for identifying and maximizing manufacturing and business processes. She has spent 30 years in the medical device and pharmaceutical manufacturing space for companies with sales and distribution networks spanning the globe. During her career, she held several executive positions in various operations and quality management positions. Most recently, Ms. Crewe was Managing Director, Canadian operations, at Mallinckrodt Pharmaceuticals and prior to this she was Vice President, Operations, at Cryocath Technologies. Ms. Crewe is currently Chair of TEC Canada, where she works with entrepreneurs, executives and business owners in understanding current challenges and opportunities and helps set objectives and goals, in order to meet new milestones. Ms. Crewe holds a Master of Engineering (Biomedical) from McMaster University and a Bachelor of Science (Chemical Engineering) from Queen’s University.

Dr. Ronald Denis – Director

Dr. Ronald Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Also, since 1987, Dr. Denis has occupied the position of medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees.

James S. Hamilton – Director, President and Chief Executive Officer

Mr. Jim Hamilton became Neptune’s President and chief executive officer (“CEO”), and a director of Acasti Pharma Inc. (“Acasti”) in 2015. Prior to this, he was Vice President of Human Nutrition and Health, North America, and President of DSM Nutritional Products USA. He also served on the global management team of DSM Nutritional Products Human Nutrition Business, an organization with over $2 billion in sales and operations in more than 40 countries.

During the course of his over 30-year career, Jim has played a leading role in nutritional ingredients for the dietary supplement, food, animal feed, and personal care industries. Mr. Hamilton’s industry knowledge and innovative approach have made him a valuable contributor to several trade associations. He is a past chairman of the Board of Directors of the Council for Responsible Nutrition (CRN). He currently sits on the Board of Directors for Vitamin Angels, a not-for-profit organization which provides life changing vitamins for children in need. Mr. Hamilton is a graduate of Concordia University in Montreal, and he has attended numerous business and leadership programs at the London Business School and INSEAD.

John M. Moretz – Director

Mr. Moretz currently serves as Chief Executive Officer and President of Moretz Marketing, LLC and is Managing Director for Kathy Ireland, LLC. In addition, he is the managing director for various real estate entities, including LaMoe, LLC and Moretz Mills, LLC. Mr. Moretz spent 39 years in the hosiery industry. He served as the Chairman and Chief Executive Officer of Gold Toe Moretz Holdings Corp. and its subsidiaries prior to its acquisition by Gildan Activewear Inc. in 2011. Mr. Moretz also founded Moretz Marketing in 1987 to create and manage lifestyle brands and create licensing opportunities.

François R. Roy – Director

Mr. Roy has extensive experience as a corporate director and executive in the private and public sectors. Most recently, Mr. Roy was Vice Principal (Administration and Finance) at McGill University, and also held the positions of Chief Financial Officer at Télémedia, and Executive Vice President and Chief Financial Officer at Québecor Inc. He currently sits on the boards of numerous public companies and the advisory boards of several private corporations, including, Transcontinental Inc., and Noranda Income Fund. He previously sat on the board of Ovivo Inc. and resigned when it was privatized in Fall of 2016, Mr. Roy is also a strong supporter of arts and culture. He has served on the boards of several not-for-profit organizations, including the Montreal Museum of Fine Arts, the Canadian Centre for Architecture and the Opéra de Montréal. Mr. Roy holds a Bachelor of Arts and a Master of Business Administration degree from the University of Toronto.

Richard P. Schottenfeld – Director

Mr. Schottenfeld is the founder and Chairman of Schottenfeld Group holding, the parent company of Koyote Capital which is a proprietary trading firm in New York City. He has also served as the general partner of Schottenfeld Associates and the Schottenfeld Opportunity Fund. Mr. Schottenfeld is a graduate of Franklin & Marshall College with degrees in both Economics and Government. Mr. Schottenfeld has been a frequent guest on CNBC and other business news programs.

Dr. Leendert H. Staal – Director

Dr. Staal is a seasoned and accomplished senior executive with a strong track record of value creation. Dr. Staal has held numerous senior level positions within the DSM group, most recently as President and Chief Executive Officer of DSM Nutritional Products and previously as President and Chief Executive Officer of DSM Pharmaceuticals. Dr. Staal also held the position of Group Vice President of Quest International and was Chairman of Unipath (a wholly owned subsidiary of Unilever). He is currently an independent consultant and owner of Staal Consulting LLC, focusing on Mergers & Acquisitions and business strategy. He also currently sits on the boards of a few companies, including, OmniActive Health Technologies Ltd. (in Mumbai and New Jersey) and Acasti In 2015 he has provided consulting services in connection with the Sherbrooke plant, enhancing and optimizing plant output. Dr. Staal has a Ph.D. in Chemistry from the University of Amsterdam.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, none of the nominees for election as Director of the Corporation is as at the date hereof, or within 10 years before the date hereof:

(i)	is, or has been a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any corporation that was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, CEO or CFO;

(ii)	was subject to an Order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO;
(iii)	is, or has been a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(iv)	has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, with the exception of:

(a) Mr. Roy who was a director of Komunik Corporation from February 2007 until April 1, 2008, approximately eight months before such corporation voluntarily filed for protection under the Companies’ Creditors Arrangement Act (Canada) on November 18, 2008.

(b) Mr. Roy who was a director of Pixman Nomadic Media Inc. until November 27, 2009, more than two months before such corporation filed a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). Between November 3, 2009 and February 17, 2010, the Alberta Securities Commission, the British Columbia Securities Commission, the Ontario Securities Commission and the Autorité des marchés financiers issued cease trade orders in respect of Pixman Nomadic Media Inc. in connection with its failure to file certain financial statements and other continuous disclosure documents within the prescribed delays.

(c) Mr. Schottenfeld is the managing member and CEO of Schottenfeld Group LLC (“SG LLC”), a registered broker-dealer that was in the business of employing proprietary stock traders. On November 5, 2009, the U.S. Securities and Exchange Commission (“SEC”) filed two complaints in the U.S. District Court for the Southern District of New York against SG LLC and three of its former proprietary traders alleging that the traders engaged in insider trading through their SG LLC accounts. The cases were captioned SEC v. Cutillo, et al., Civ 9208 (RJS)(SDNY) and SEC v. Galleon Management, LP, et al., 09 Civ. 8811 (JSR)(SDNY). The allegations were based solely on the actions of former Schottenfeld Group employees. There were no allegations of wrongdoing against Mr. Schottenfeld or any member of SG LLC management. In March and April 2010, SG LLC settled both matters with the SEC, agreeing to the disgorgement of the traders’ profits, the payment of civil penalties, injunctions against future violations of the federal securities laws, and the retention of an independent compliance monitor to review SG LLC’s internal compliance procedures. SG LLC has fully complied with the terms of the settlement and the matter has been completely resolved.

Furthermore, to the knowledge of the Corporation, no nominee has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a nominee.

Voting for election of Directors is by individual voting and not by slate voting. You can vote your Common Shares for the election of all of these nominees as Directors of the Corporation; or you can vote for some of these nominees for election as Directors and withhold your votes for others; or you can withhold all of the votes attached to the Common Shares you own and, thus, not vote for the election of any of these nominees as Directors of the Corporation.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ELECTION OF THE PROPOSED NOMINEES AS DIRECTORS OF THE CORPORATION FOR THE ENSUING YEAR.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the election of the proposed nominees as Directors of the Corporation for the ensuing year.

APPOINTMENT OF AUDITORS

At the Meeting, Shareholders will be asked to appoint the firm of KPMG LLP to hold office as the Corporation’s auditors until the close of the next annual general meeting of Shareholders and to authorize the Board of Directors to fix their remuneration. The auditors will hold office until the next annual general meeting of Shareholders or until their successors are appointed. KPMG LLP has been acting as auditors for the Corporation since 2006.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF THE APPOINTMENT OF KPMG LLP, AS auditors for the Corporation and to authorize the Board to FIX their remuneration.

The voting rights pertaining to Common Shares represented by duly executed proxies in favour of the persons named in the accompanying form of proxy will be exercised, in the absence of specifications to the contrary, FOR the appointment of KPMG LLP, as auditors for the Corporation and to authorize the Board to fix their remuneration.

For the financial years ended March 31, 2017 and February 29, 2016, the Corporation was billed the following fees for audit, audit-related, tax and all other services provided to the Corporation by its external auditor, KPMG LLP:

	Financial Year Ended March 31, 2017	Financial Year Ended February 29, 2016
Audit Fees (1)	$615,825	$246,520
Audit-Related Fees (2)	$6,550	$55,725
Tax Fees (3)	$75,400	$124,500
All Other Fees (4)	-	$32,500
Total Fees Paid	$697,775	$459,245

1.	“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, interim reviews and limited procedures on interim financial statements, securities filings, Sarbanes–Oxley Act Section 404 opinions and consultations on accounting or disclosure issues.

2.	“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not reported under “Audit Fees” above.

3.	“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. Tax fees include, but are not limited to, preparation of tax returns and R&D tax credit claims.

4.	“All Other fees” include all other fees billed for professional services other than those mentioned hereinabove. These fees billed during Fiscal 2016 are related to IT system acquisition services.

OTHER MATTERS

Management of the Corporation is not aware of any other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should be properly brought before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

Compensation Discussion and Analysis

“Named Executive Officer” (or “NEO”) means: (a) a CEO, (b) a CFO, (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, and (d) each individual who would be an NEO under (c) above but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

During the fiscal year ended March 31, 2017 (“Fiscal 2017”), the Corporation had five NEOs, being, Mr. James S. Hamilton, President and CEO, Mr. Mario Paradis, Vice President & CFO, Mr. Michel Timperio, Head of Strategic Development, François-Karl Brouillette, Vice President, Science and Innovation and Marc Vaugeois, Vice President, Sales, Canada.

Compensation Governance

Compensation of executive officers and Directors of the Corporation is recommended to the Board of Directors by the Governance and Human Resources Committee (the “GHR Committee”). In its review process, the GHR Committee relies on input from management on the assessment of executives and Corporation performance.

During Fiscal 2017, the GHR Committee was composed of the following independent members: Mr. John M. Moretz, acting as chairperson, Dr. Ronald Denis and Ms. Katherine Crewe. The GHR Committee establishes management compensation policies and oversees their general implementation. All members of the GHR Committee have direct experience which is relevant to their responsibilities as GHR Committee members. All members are or have held senior executive or director roles within significant businesses, several also having public companies experience, and have a good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the Corporation’s sector provides them with the understanding of the Corporation’s success factors and risks, which is very important when determining metrics for measuring success.

Risk management is a primary consideration of the GHR Committee when implementing its compensation program. It does not believe that its compensation program results in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Corporation. Payments of bonuses, if any, are not made unless performance goals are met.

For executive, more than half of target direct compensation base salary + target STIP (as defined below) + target LTIP (as defined below) is considered “at risk”. This mix results in a strong pay-for-performance relationship and an alignment with Shareholders and competitive with other firms of comparable size in similar fields. The CEO makes recommendations to the GHR Committee as to the compensation of the Corporation’s executive officers, other than himself, for approval by the Board. The GHR Committee makes recommendations to the Board of Directors as to the compensation of the CEO, for approval. The CEO’s salary is based on comparable market consideration and the GHR Committee’s assessment of his performance, with regard to the Corporation’s financial performance and progress in achieving strategic performance.

Qualitative factors beyond the quantitative financial metrics are also a key consideration in the determination of individual executive compensation payments. How executives achieve their financial results and demonstrate leadership consistent with the Corporation’s values are key to individual compensation decisions.

The GHR Committee has authority to retain the services of independent compensation consultants to advise its members on executive compensation and related matters, and to determine the fees and the terms and conditions of the engagement of such consultants. In April 2017, the GHR Committee retained the services of Hexarem Inc. (“Hexarem”) to review the Corporation’s executive compensation programs, including base salary, short-term and long-term incentives, total cash compensation levels and total direct compensation of certain senior positions, against those of peer groups of similar and larger size, as measured by market capitalization, biotechnology, pharmaceutical and nutrition companies listed or headquartered in North America.

All of the services by Hexarem were provided to the GHR Committee and their report was issued on May 18, 2017. The GHR Committee has assessed the independence of Hexarem and concluded that its engagement of Hexarem does not raise any conflict of interest with the Corporation or any of the Directors or executive officers. The total remuneration received by Hexarem for their services amounted to an aggregate value of $8,000 (plus taxes).

The following two comparator groups were used to benchmark the NEO positions.

Canadian Pharmaceutical and Biotechnology Industries (n=12)		U.S. Vitamins and Nutritional Supplements Industry (n=8)
Aralez Pharmaceuticals Inc.	Arbutus Biopharma Corporation	Lifevantage Corporation	Mannatech, Inc.
Biosyent Inc.	CanniMed Therapeutics Inc.	MusclePharm Corp.	Natural Alternatives International Inc.
Cardiome Pharma Corp	Cipher Pharmaceuticals Inc.	Nature's Sunshine Products Inc.	Nutraceutical International Corporation
Merus Labs International Inc.	Neovasc Inc.	Omega Protein Corporation	Reliv International, Inc.
Novelion Therapeutics Inc.	Nuvo Pharmaceuticals Inc.
Theratechnologies Inc.	Xenon Pharmaceuticas Inc.

Benchmarking Against the Canadian Market

The GHR Committee regularly reviews the competitiveness of its compensation programs and the compensation of certain senior positions against other organizations with whom the Corporation compete for talent. The GHR Committee retains the services of an independent advisor to select an appropriate comparator group and to perform a compensation market review. Selected positions are normally reviewed every two or three years.

The comparator group proposed by the independent advisor and approved by the GHR Committee normally meets the following selection criteria:

  publicly-traded organizations;
  in the pharmaceutical, nutrition or biotechnology industry; and
  headquartered in Canada.

Compensation review results presented by the Corporation’s independent consultant are size-adjusted to the scope of the Corporation. This method mitigates the impact that much larger companies may have on the competitive compensation levels. Exceptionally, certain senior positions may also be benchmarked against a similar group of U.S. based organizations.

Alignment at Target with 50th Percentile

The Corporation anchors its target compensation at the 50th percentile of the reference market with the following components: (i) 80/120 salary structure with midpoints anchored at the 50th percentile, (ii) STIP and LTIP targets fixed at the 50th percentile of the reference market, and (iii) competitive group benefits.

Summary of the Corporation’s Compensation Programs

The components of our compensation programs are highlighted in the table below:

	What are the key features?	Primary objective	What does the compensation element reward?	How is the annual value or target determined?
ANNUAL BASE SALARY	Fixed compensation • Payable in cash • Revised annually and adjusted, as necessary	Provides a market competitive fixed rate of pay	Rewards skills, knowledge, responsibilities and experience	Targets are set at the 50th percentile of what is paid in the reference market for similar positions
SHORT-TERM INCENTIVE PLAN (STIP)	Variable compensation • Payable in cash following the end of each fiscal year	Encourages performance against our annual corporate and individual objectives	Rewards the achievement of our annual objectives	Targets are set at the 50th percentile of what is paid in the reference market for similar positions
LONG-TERM INCENTIVE PLAN (LTIP)

Variable compensation

•  In forms of stock options, which vest over three years at a rate of 1/3 per year and expire after five years

• Generally granted annually at the beginning of each financial year

• Equity incentive grants

		Aligns interests of executives and shareholders	Rewards the creation of shareholder value	Targets are set at the 50th percentile of what is paid in the reference market for similar positions
EMPLOYEE BENEFITS AND PERQUISITES	Fixed compensation Group Benefits • Life, medical, dental and disability insurance perquisites • RRSP Matching Program	Group Benefits • Provides employees and their families with assistance and security perquisites • Complements executives’ total compensation	---	Competitive overall with programs offered in comparable organizations
PENSION	The Corporation does not have any pension plan available for its executives or Directors	---	---	----

The Corporation’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance and align the executives’ interests with those of the Corporation by providing a compensation which is competitive with the compensation received by executives employed by comparable companies and ensuring that the achievement of annual objectives is rewarded through the payment of bonuses and providing executives with long-term incentive through the grant of stock options.

Use of Fixed and Variable Pay Components

Compensation of NEOs is revised each year and has been structured to encourage and reward the executive officers on the basis of short-term and long-term corporate performance. In the context of the analysis of the compensation for Fiscal 2017, the following components were examined:

(i)	base salary;

(ii)	short-term incentive plan, consisting of a cash bonus;

(iii)	long-term incentive plan, consisting of stock options and equity incentive grants based on performance and/or time vesting conditions; and

(iv)	other elements of compensation, consisting of group benefits and perquisites.

Base Salary

Actual base salary paid to executives is set within a salary structure consistent with the Corporation’s pay equity policy with a mid-point aligned with the 50th percentile value of the job within the comparator group. The actual paid salary is set in recognition of the individual’s skills, experience and contribution.

Short-Term Incentive Plan (“STIP”)

STIP targets are aligned with the 50th percentile of our reference market and set as a percentage of the executive’s base salary. Mr. James S. Hamilton, President and CEO, is eligible for up to a 50% target bonus (up to a 100% maximum bonus) of his annual base salary, Mr. Mario Paradis, CFO, is eligible for up to a 40% target bonus (up to a 80% maximum bonus) of his annual base salary, and Mr. Michel Timperio, Head of Strategic Development, Mr. François-Karl Brouillette, Vice President, Science and Innovation and Marc Vaugeois, Vice President, Sales, Canada are eligible for up to a 30% target bonus (up to a 60% maximum bonus) of their respective annual base salary.

The STIP is revised by the GHR Committee and its independent advisor every two (2) to three (3) years as market conditions evolve. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the global financial results of the Corporation and the degree of achievement of objectives set by the Board of Directors, generally based on actual versus budgeted results.

These performance goals will take into account (i) the Corporation’s adjusted EBITDA (consistent with the definition retained by the Corporation in the preparation of the audited financial statements and accompanying Management & Discussion Analysis) and with budgeted results, (ii) the Corporation’s revenues during the last completed financial year (consistent with the definition retained by the Corporation in the preparation of the audited financial statements and accompanying Management & Discussion Analysis), and (iii) the business development and personal achievements fulfilled by each executive officer, as the case may be. The Board may apply a corporate multiplier to consider the Corporation’s capacity to pay even if corporate and individual objectives are met.

Long-Term Incentive Plan (“LTIP”)

LTIP targets are aligned with the 50th percentile of our reference market and set as a percentage of the executive base salary. LTIP targets are revised by the GHR Committee and its independent advisor every 2 to 3 years as market conditions evolve. The grant of stock options by the Corporation to executives and management aims to recognize and reward the impact of longer-term strategic actions undertaken by management, offering an added incentive for the retention of the Corporation’s executives as well as aligning the interests of the Corporation’s executives with that of its Shareholders.

The GHR Committee is responsible for overseeing and managing the Corporation’s stock option plan (the “Stock Option Plan”). Grants of stock options to executives and management are approved by the Board of Directors. Generally, new stock option grants do not take into account previous grants of stock options when considering new awards. The terms of the Stock Option Plan are described below under the heading “Stock Option Plan”.

The GHR Committee may also determine, in its sole discretion and taking into consideration a wide variety of qualitative and quantitative factors, ad hoc numbers of stock options to be granted to participants in order to address extraordinary situation affecting the Corporation’s overall activities.

The CEO is also provided with a pool of stock options for ad hoc grants to a limited number of other contributors. The CEO has the discretion, with the concomitant support of the GHR Committee to allocate none or all the pool at his/her discretion to:

  reward top performers;
  new hires;
  retain high-potential contributors; and
  address special needs.

Each ad hoc grant must be ratified and approved by the Board of Directors in order to give full effect to the issuance of such securities under the Stock Option Plan.

An Equity Incentive Plan was adopted by the Board of Directors in order to provide the Corporation with a share-related mechanism to attract, retain and motivate qualified Directors, employees and consultants of the Corporation and its subsidiaries. The adoption of the Equity Incentive Plan was approved initially by the Shareholders at the 2013 Shareholders’ meeting held on June 27, 2013 and was renewed during last year’s Shareholders’ meeting held on July 12, 2016. The terms of the Stock Option Plan are described below under the heading “Stock Option Plan”.

The Directors and executive officers are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Director or officer.

Management Share Ownership Policy

Effective for the financial year ending March 31, 2017, executives holding offices of Vice President or above have a maximum period of 5 years to acquire stock ownership equal to one time (1x) their annual base salary, with the exception of the Corporation’s CEO for which such target is set at two times (2x) his/her annual base salary. Similarly, newly appointed executives will have a maximum period of 5 years from the date of their appointment to meet their ownership target. Common Shares of the Corporation, as well as “in-the-money” options granted under the Corporation’s Stock Option Plan, Deferred Share Units (“DSUs”), Restricted Share Units (“RSUs”) or similar types of equity-based awards granted under the Corporation’s Equity Incentive Plan (collectively the “Equity-Based Awards”), count towards meeting these ownership targets.

Ownership targets will be measured annually as at the end of the Corporation’s fiscal year, based on a share market value calculated as the higher of (i) the last 10-day volume weighted average price (10-day VWAP) of the Corporation’s Common Shares trading on the Toronto Stock Exchange as at fiscal year-end, and (ii) the acquisition cost of the Common Shares (or value of the underlying Common Shares as of the grant date of any Equity-Based Award).

To foster shareholder alignment and to facilitate equity accumulation as well as compliance with this share ownership policy, the annual STIP bonus payable to such executives, pursuant to the Corporation’s Management Compensation Policy, as amended form time to time, will be payable 50% in cash and 50% in fully-vested DSUs. At the sole discretion of the executive, if he/she elects his/her STIP bonus be paid in full in DSUs only, the executive will be entitled to receive 110% of the STIP bonus payable in fully-vested DSUs.

Stock Option Plan

The following is a summary of important provisions of the Stock Option Plan. It is not a comprehensive discussion of all of the terms and conditions of the Stock Option Plan. Readers are advised to review the full text of the Stock Option Plan to fully understand all terms and conditions of the Stock Option Plan. A copy of the Stock Option Plan can be obtained by contacting the Corporation’s Corporate Secretary.

The Corporation's Stock Option Plan was adopted on May 10, 2001 and was amended from time to time, including most recently on May 25, 2016.

The grant of options is part of the long-term incentive component of executive and Director compensation and an essential part of compensation. Qualified Directors, employees and consultants of the Corporation and its subsidiaries may participate in the Stock Option Plan, which is designed to encourage optionees to link their interests with those of Shareholders, in order to promote an increase in Shareholder value. Awards and the determination of any exercise price are made by the Board of Directors, after recommendation by the GHR Committee. Awards are established, among other things, according to the role and responsibilities associated with the participant’s position and his or her influence over appreciation in Shareholder value. Any award grants a participant the right to purchase a certain number of Common Shares during a specified term in the future, after a vesting period and/or specific performance conditions, at an exercise price equal to at least 100% of the Market Price (as defined after) of the Common Shares on the grant date. The “Market Price” of Common Shares as of a particular date shall generally mean the closing price per Common Share on the TSX or any other exchange on which the Common Shares are listed from time to time, for the last preceding date on which there was a sale of such Common Shares on such exchange (subject to certain exceptions set forth in the Stock Option Plan in the event that the Company is no longer traded on any stock exchange). Previous awards may sometimes be taken into account when new awards are considered.

On May 25, 2016, the Board of Directors approved several amendments to the Stock Option Plan pursuant to which (i) all of an option holder’s options will immediately vest on the date of a Change of Control event (as such term is defined in the Stock Option Plan), subject to the terms of any employment agreement or other contractual arrangement between the option holder and the Corporation, (ii) the period during which an option holder can exercise its vested options, in the case of disability or retirement is extended to 12 months, and (iii) the exercise of each option granted under the Stock Option Plan is subject to the satisfaction of all applicable withholding taxes or other withholding liabilities as the Corporation may determine to be necessary or desirable in respect of such exercise. Shareholder approval is not required for the May 25, 2016 amendments as the Stock Option Plan contains specific amendment provisions pursuant to which such amendments may be made to the Stock Option Plan upon approval of the Board, without Shareholder approval.

Options for Common Shares of the Corporation representing, from time to time, up to 15% of the outstanding issued Common Shares of the Corporation then outstanding may be granted by the Board pursuant to the Stock Option Plan. As at the Record Date, there were 11,786,434 Common Shares reserved for issuance pursuant to the Stock Options Plan, representing 15% of the Common Shares of the Corporation issued and outstanding at that date. As of the Record Date, there are 4,880,486 options outstanding under the Corporation’s Stock Option Plan.

Not more than 5% of Common Shares issued by the Corporation pursuant to the Stock Option Plan may be granted to any single optionee during a 12-month period (not more than 2% if such optionee is a consultant or an employee providing investor relations services). In addition, the Stock Option Plan, together with any other plan to be established or any options already granted, will not result in either (i) the number of Common Shares reserved for issuance in connection with options granted to insiders representing more than 10% of the number of Common Shares of the Corporation issued and outstanding, or (ii) the issuance to insiders, during a 12 month period, of a number of options representing more than 10% of the number of Common Shares of the Corporation issued and outstanding.

Options granted under the Stock Option Plan are non-transferable and are subject to a minimum vesting period of 18 months, with gradual and equal vesting on no less than a quarterly basis. They are exercisable, subject to vesting and/or performance conditions, at a price equal to the closing price of the Common Shares on the TSX on the day prior to the grant of such options. In addition, and unless otherwise provided for in the agreement between the Corporation and the holder, options will also lapse upon termination of employment or the end of the business relationship with the Corporation except that they may be exercised for 60 days after termination or the end of the business relationship (30 days for investor relations services employees), to the extent that they will have vested on such date of termination of employment.

Subject to the approval of the relevant authorities, including the TSX if applicable, and compliance with any conditions attached to such approval (including, in certain circumstances, approval by Shareholders) if applicable, the Board may amend, suspend or discontinue the Stock Option Plan, and amend or discontinue any options granted under the Stock Option Plan, at any time without shareholder approval. Without limiting the foregoing, the Board is specifically authorized to amend the terms of the Stock Option Plan, and the terms of any options granted under the Stock Option Plan, without obtaining shareholder approval, to: (i) amend the vesting provisions, (ii) amend the termination provisions, except as otherwise provided in the Stock Option Plan, (iii) amend the eligibility requirements of eligible Directors, employees or consultants which would have the potential of broadening or increasing insider participation, (iv) add any form of financial assistance, (v) amend a financial assistance provision which is more favorable to Directors, employees or consultants, (vi) add a cashless exercise feature, payable in cash or securities, whether or not the feature provides for a full deduction of the number of underlying Common Shares from the reserved Common Shares, (vii) add a deferred or restricted share unit or any other provision which results in Directors, employees or consultants receiving securities while no cash consideration is received by the Corporation, and (viii) make other amendments of a housekeeping nature or to comply with the requirements of any regulatory authority. However, unless option holders consent to the amendment or termination of the Stock Option Plan in writing, any such amendment or termination of the Stock Option Plan cannot affect the conditions of options that have already been granted and that have not been exercised under the Stock Option Plan.

The Board may not amend the Stock Option Plan without Shareholders’ approval to: (i) increase the number of Common Shares reserved for issuance under the Stock Option Plan, including a change determining the exercise price of the options, (ii) increase the aggregate number of Common Shares in respect of which options have been granted and remain outstanding so that such number of Common Shares, when taken together with all of the Corporation’s security based compensation arrangements then either in effect or proposed, shall at any time be such as to result in the number of Common Shares issuable to insiders pursuant to stock options exceeding 10% of the issued and outstanding Common Shares, or the issuance to insiders pursuant to stock options, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares, (iii) amend the amending provisions of the Stock Option Plan, and (iv) change the employees (or class of employees) eligible to receive options under this plan. Further, the Board may not amend granted options without Shareholders’ approval to reduce the exercise price for the benefit of insiders, or to extend the termination date for the benefit of insiders, other than in accordance with the Stock Option Plan.

Options granted under the Stock Option Plan to U.S. Taxpayers may be nonqualified stock options or incentive stock options intended to qualify under Section 422 (“ISOs”) of the United States Internal Revenue Code of 1986 and the applicable authority thereunder (the “Code”). “U.S. Taxpayer” means a person who is a U.S. citizen, U.S. permanent resident or U.S. tax resident for the purposes of the Code whose purchase of Common Shares under the Stock Option Plan would be subject to U.S. taxation under the Code. Such person shall be considered a U.S. Taxpayer solely with respect to such options.

The maximum number of options that may be granted as ISOs is equal to the maximum number of Common Shares issuable under the Stock Option Plan. The terms and conditions of any ISOs granted, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Board of Directors of the Corporation from time to time in accordance with the Stock Option Plan.

If an ISO is granted to a person who owns shares representing more than ten percent of the voting power of all classes of shares of the Corporation or of a subsidiary or parent, as such terms are defined in Section 424(e) and (f) of the Code, the term of the option shall not exceed five years from the time of grant of such option and the exercise price shall be at least 110 percent (110%) of the Market Price (at the time of grant) of the Common Shares subject to the option.

To the extent the aggregate Market Price (determined at the time of grant) of the Common Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation) exceeds $100,000, such excess ISOs shall be treated as nonqualified stock options.

Any options granted to U.S. Taxpayers shall be limited to employees or consultants providing services to the Corporation or to an affiliate which is an “eligible issuer”, as defined in final Treas. Reg. 1.409A-1(b)(iii) (this includes corporate subsidiaries in which the Corporation has a controlling interest).

The Stock Option Plan provides that if the expiration of the term of options awarded under the Stock Option Plan occurs during, or within five business days after, a trading black-out imposed by the Corporation to restrict trades in the Corporation’s securities (a “Blackout Period”), then such term will be extended until the tenth business day after the end of such Blackout Period.

Equity Incentive Plan

On January 30, 2013, the Board of Directors adopted a resolution approving the Equity Incentive Plan in order to provide the Corporation with a share related mechanism to attract, retain and motivate qualified Directors, employees and consultants of the Corporation and its subsidiaries. The adoption of the Equity Incentive Plan was approved by the Shareholders of the Corporation at its 2013 Shareholders’ meeting held on June 27, 2013 and renewed at its 2016 Shareholder’s meeting held on July 12, 2016.

The following is a summary of important provisions of the Equity Incentive Plan. It is not a comprehensive discussion of all of the terms and conditions of the Equity Incentive Plan. Readers are advised to review the full text of the Equity Incentive Plan to fully understand all terms and conditions of the Equity Incentive Plan. A copy of the Equity Incentive Plan can be obtained by contacting the Corporation’s Corporate Secretary.

Purpose. The purpose of the Equity Incentive Plan is to promote the Corporation’s interests and long-term success by providing Directors, officers, employees and consultants with greater incentive to further develop and promote the Corporation’s business and financial success, to further the identity of interest of persons to whom certain awards may be granted with those of the Shareholders generally through a proprietary ownership interest in the Corporation, and to assist the Corporation in attracting, retaining and motivating its Directors, officers, employees and consultants.

Administration. Under the Equity Incentive Plan, the Board of Directors can, at any time, appoint a committee to, among other things, interpret, administer and implement the Equity Incentive Plan on behalf of the Board of Directors in accordance with such terms and conditions as the Board may prescribe, consistent with the Equity Incentive Plan (provided that if at any such time such a committee has not been appointed by the Board of Directors, the Equity Incentive Plan will be administered by the Board of Directors).

Eligible Persons. Under the Equity Incentive Plan, awards may be granted to any Director, officer, employee or consultant (as defined in the Equity Incentive Plan) of the Corporation or of a subsidiary (an “Eligible Person”). A participant (“Participant”) is an Eligible Person to whom an award has been granted under the Equity Incentive Plan.

Number of Securities Reserved for Issuance. Subject to the adjustment provisions provided for in the Equity Incentive Plan and the applicable rules and regulations of all regulatory authorities to which the Corporation is subject (including any stock exchange), the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan will be equal to a number that shall not exceed 2.5% of the issued and outstanding Common Shares from time to time.

The aggregate maximum number of Common Shares available under the Equity Incentive Plan may be used for any type of award. Subject to the provisions and restrictions of the Equity Incentive Plan, if any award is exercised, cancelled, expired or otherwise terminated for any reason whatsoever, the number of Common Shares in respect of which an award is exercised, cancelled, expired or otherwise terminated for any reason whatsoever, as the case may be, will again be immediately available for purchase pursuant to awards granted under the Equity Incentive Plan.

Maximum Grant to Any Participants that are Insiders. If, and for so long as the Common Shares are listed on the Toronto Stock Exchange, the number of Common Shares (A) issuable, at any time, to Participants that are insiders, and (B) issued to Participants that are insiders within any 12-month period, pursuant to the Equity Incentive Plan, or when combined with all of Corporation’s other security based share compensation arrangements shall not, in aggregate, exceed 10% of the total number of outstanding Common Shares on a non-diluted basis.

Restricted Shares. The Board of Directors is authorized to grant restricted shares (“Restricted Shares”) to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange where the Common Shares are listed for trading. Subject to the provisions of the Equity Incentive Plan and any applicable award agreement, the Eligible Person shall generally have the rights and privileges of a Shareholder as to such Restricted Shares, including the right to vote such Restricted Shares. A Restricted Share award will be subject to a Restricted Share award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the Board of Directors determines and which the stock exchange where the Common Shares are listed for trading allows. The number of Restricted Shares to be credited to each Eligible Person’s account shall be computed by dividing (a) the award value, by (b) the Market Price (as defined hereunder) of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number.

In addition to any other restrictions set forth in an Eligible Person’s award agreement, until such time that the restricted period for the Restricted Shares has lapsed pursuant to the terms of the applicable award agreement, which restricted period the Board may in its sole discretion accelerate at any time, the Eligible Person shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Shares.

For the purposes of the Equity Incentive Plan, “Market Price” at any date in respect of the Common Shares shall be the closing price of Common Shares on the Toronto Stock Exchange (and if listed on more than one stock exchange, then the highest of such closing prices) on the last business day prior to the relevant date (or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Board). In the event that the Common Shares did not trade on such business day, the Market Price shall be the average of the bid and asked prices in respect of the Common Shares at the close of trading on such date. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of the Common Shares as determined by the Board in its sole discretion.

Restricted Share Units. The Board of Directors is authorized to grant Restricted Share Units (“RSUs”) to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange on which the Common Shares are listed for trading. The number of RSUs to be credited to each Eligible Person’s account shall be computed by dividing (a) the award value, by (b) the Market Price of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number. A RSU award will be subject to a restricted share unit award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the Board of Directors determines and which the stock exchange where the Common Shares are listed for trading allows.

The Board shall have the authority to condition the grant of RSUs upon the attainment of specified performance goals, or such other factors as the Board may determine in its sole discretion. The Board shall have the authority to determine at the time of grant, in its sole discretion, the duration of the vesting period and other vesting terms applicable to the grant of RSUs, provided that no RSU granted shall vest and be payable after December 31 of the third calendar year following the year of service for which the RSU was granted.

Performance Share Units. The Board of Directors is authorized to grant performance share units (“PSUs”) to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange where the Common Shares are listed for trading. A PSU award will be subject to a performance share unit award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the Board of Directors determines and which the stock exchange where the Common Shares are listed for trading allows. The number of PSUs to be credited to each Participant’s account shall be computed by dividing (a) the award value, by (b) the Market Price of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number.

A PSU granted under the Equity Incentive Plan may be denominated in Common Shares and will confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of such performance goals during such performance periods as the Board of Directors establishes. Subject to the terms of the Equity Incentive Plan, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the amount of any payment or transfer to be made pursuant to any PSUs and any other terms and conditions of the PSUs will be determined by the Board of Directors.

Deferred Share Units. The Board of Directors is authorized to grant Deferred Share Units (“DSUs”) to Eligible Persons subject to the terms and conditions of the Equity Incentive Plan and the requirements of the stock exchange where the Common Shares are listed for trading. A DSU award will be subject to a Deferred Share Unit award agreement containing such terms and conditions, not inconsistent with the provisions of the Equity Incentive Plan, as the Board of Directors determines and which the stock exchange where the Common Shares are listed for trading allows. The number of DSUs to be credited to each Participant’s account shall be computed by dividing (a) the award value, by (b) the Market Price of a Common Share on the day immediately preceding the grant date, with fractions rounded down to the nearest whole number. DSUs shall be settled on the date established in the award agreement; provided, however that in no event shall a DSU award be settled prior to the date of the applicable Participant’s separation from service. If the award agreement does not establish a date for the settlement of the DSUs, then the settlement date shall be the date of separation from service.

Other Share-Based Awards. The Board of Directors is authorized to grant to an Eligible Person, subject to the terms of the Equity Incentive Plan and the requirements of the stock exchange where the Common Shares are listed for trading, such other share-based awards consisting of a right (A) which is other than a Restricted Share, a RSU, a PSU, or a Deferred Share Unit and
(B) which is denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Shares (including, without limitation, securities convertible into Common Shares), as are deemed by the Board of Directors to be consistent with the purpose of the Equity Incentive Plan.

Causes of Cessation. In the event the Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or the termination of the Participant for cause, then unless otherwise determined by the Board of Directors and set forth in an award agreement, any awards held by the Participant that are not yet vested (or for which the restricted period has not lapsed) at the date the Participant ceases to be an Eligible Person are immediately forfeited to the Corporation on such date.

In the event of the termination of the Participant for cause, all awards held by such Participant will be immediately forfeited to the Corporation.

In the event of the death or disability of a Participant prior to the Participant ceasing to be an Eligible Person (A) a portion of the next instalment of any awards due to vest (or for which the restricted period is due to lapse) shall immediately vest (or cease to be restricted) such portion to equal to the number of awards next due to vest (or cease to be restricted) multiplied by a fraction the numerator of which is the number of days elapsed since the date of vesting (or lapse of restricted period) of the last instalment of the awards (or if none have vested or have ceased to be restricted, the date of grant) to the date of disability or death and the denominator of which is the number of days between the date of vesting (or lapse of restricted period) of the last instalment of the awards (or if none have vested or have ceased to be restricted, the date of grant) and the date of vesting (or lapse of restricted period) of the next instalment of the awards; (B) unless otherwise determined by the Board of Directors and set forth in an award agreement and subject to subsection (C), any awards held by the Participant that are not yet vested (or for which the restricted period has not lapsed) at the date of disability or death are immediately forfeited to the Corporation on the date of disability or death; and (C) such Participant’s eligibility to receive further grants of awards under the Equity Incentive Plan ceases as of the date of disability or death.

Where a Director’s term of office terminates for any reason other than death or disability of the Director or a breach by the Director of his or her fiduciary duty to the Corporation (as determined by the Board in its sole discretion), the Board may, in its sole discretion, at any time prior to or following the termination date, provide for the vesting (or lapse of restrictions) of any or all awards held by a Director on the termination date.

Assignability. Awards granted under the Equity Incentive Plan are non-transferable and non-assignable to anyone other than to a “permitted assign” as defined in the Equity Incentive Plan.

Procedure for Amending. Subject to terms of the Equity Incentive Plan and any applicable requirements of the stock exchange where the Common Shares are listed for trading, the Board may, without notice or Shareholder approval, at any time or from time to time, amend the Equity Incentive Plan for the purposes of:

1.	making any amendments to the general vesting provisions or restricted period of each award;

2.	making any amendments to the provisions governing the termination of employment or services;

3.	making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

4.	making any amendments not inconsistent with the Equity Incentive Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the Participants and the Corporation, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and the Corporation; or

5.	making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

Notwithstanding the foregoing, both the approval of the stock exchange where the Common Shares are listed for trading and the approval of Shareholders is required for amendments (A) which would increase the number of Common Shares issuable under the Equity Incentive Plan, except as otherwise provided pursuant to the provisions in the Equity Incentive Plan, and (B) which would increase the number of Common Shares issuable to insiders of the Corporation, except as otherwise provided pursuant to the provisions in the Equity Incentive Plan.

Subject to the terms of the Equity Incentive Plan with respect to a change in control of the Corporation, the Board of Directors shall not materially adversely alter or impair any rights or increase any obligations with respect to an award previously granted under the Equity Incentive Plan without the consent of the Participant, as the case may be.

Other Material Information. Should the Corporation effect a subdivision or consolidation of Common Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a change in control and that would warrant the amendment or replacement of any existing awards in order to adjust the number of Common Shares that may be acquired on the vesting of outstanding awards and/or the terms of any award in order to preserve proportionately the rights and obligations of the Participants holding such awards, the Board of Directors will, subject to the prior approval of the stock exchange on which the Common Shares are listed for trading, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of shares, by sale or lease of assets or otherwise, that does not constitute a change in control and that warrants the amendment or replacement of any existing awards in order to adjust: (a) the number of shares that may be acquired on the vesting of outstanding awards and/or (b) the terms of any award in order to preserve proportionately the rights and obligations of the Participants holding such awards, the Board will, subject to the prior approval of the of the stock exchange on which the Common Shares are listed for trading, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

Where the Board determines that the steps provided in the two immediately preceding paragraphs would not preserve proportionately the rights, value and obligations of the Participants holding such awards in the circumstances or otherwise determines that it is appropriate, the Board may permit the immediate vesting of any unvested awards and immediate lapse of any restricted period.

The Board may, in its discretion, at any time prior to or following the termination of employment or services of a Participant, permit the acceleration of vesting (or restricted period) of any or all awards, all in the manner and on the terms as may be authorized by the Board.

The Board has the right to determine that any unvested or unearned awards subject to a restricted period outstanding immediately prior to the occurrence of a change in control shall become fully vested or earned or free of restriction upon the occurrence of such change in control. The Board of Directors may also determine that any vested or earned awards shall be cashed out at the Market Price as of the date such change in control is deemed to have occurred, or as of such other date as the Board of Directors may determine prior to the change in control. Further, the Board of Directors shall have the right to provide for the conversion or exchange of any awards into or for rights or other securities in any entity participating in or resulting from the change in control.

All option agreements entered into under the Corporation’s Stock Option Plan and future option grants will continue to be governed by the terms of the Stock Option Plan.

Other Forms of Compensation

RRSP Matching Program

Effective June 1, 2016, the Corporation sponsors a voluntary RRSP matching program (the “RRSP Matching Program”) which is open to all eligible employees, including NEOs. For the financial year ending March 31, 2018, the RRSP Matching Program matches employees’ contributions up to a maximum of $1,500 per fiscal year (from $1,000 for the previous year) for eligible employees who participate in the program.

Other than matching contributions under the RRSP Matching Program (which amounts are disclosed in the column entitled “All Other Compensation” in the summary compensation table below), the Corporation does not provide pension or retirement benefits to its executive or Directors.

Other Benefits and Perquisites

The Corporation’s executive employee benefit program also includes life, medical, dental and disability insurance. These benefits and perquisites are designed to be competitive overall with programs offered in comparable organizations.

Performance Graph

The following graph shows the cumulative total shareholder return (”TSR”) in dollars of a $100 investment in Common Shares compared to the cumulative return on the S&P/TSX Composite Index for the five-year period from February 29, 2012 to March 31, 2017.(1)

(1)	As at closing on March 31, 2017, the trading price of the Common Shares on the TSX was $1.35 per share.

	Feb. 29, 2012	Feb. 28, 2013	Feb. 28, 2014	Feb. 28, 2015	Feb. 29, 2016	Mar. 31, 2017
NEOs Total Annual Compensation	$2,848,710	$5,037,633	$5,186,221	$2,913,500	$2,711,915	$1,976,485
Annual Change (in %)		76.84%	2.95%	-43.82%	-6.92%	-27.12%
Neptune TSR	$100.00	$82.97	$89.78	$72.14	$46.44	$41.80
Annual Change (in %)		-17.03%	8.21%	-19.65%	-35.63%	-9.99%

Total annual compensation of the five NEOs, who were in office at the end of each fiscal year decreased by approximately 31% between February 29, 2012 and March 31, 2017. Over the same period, the TSR of a $100 investment in the Common Shares, decreased by approximately 58%. The GHR Committee is in charge of evaluating compensation and, in doing so, considers a number of factors and performance elements when determining compensation for NEOs. Although total cumulative shareholder return is one performance measure that is reviewed, it is not the only consideration in compensation deliberations. As a result, a direct correlation between total cumulative shareholder return over a given period and compensation levels is not anticipated.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Compensation paid by the Corporation to Named Executive Officers

The following compensation table sets forth the compensation information for the NEOs for services rendered during the financial year ended March 31, 2017.

Name and Position	Year ended Feb. 28 /29	Salary ($)	Share- Based Awards ($) (1 to 3)	Option- based/Warrant- based /Call- Option-based awards (1 to 4) ($)	Annual Incentive plans ($)	All other compensation (5)(6) ($)	Total Compensation ($)
James S. Hamilton,	2017	457,692	354,300	-	-	-	811,992
CEO and President (7)	2016	425,000	95,000	-	106,250	-	626,250
	2015	24,519	-	1,161,055	-	-	1,185,574
Mario Paradis,	2017	269,231	44,000	-	-	-	313,231
VP and CFO (8)	2016	125,000	50,000	282,009	25,000	-	482,009
	2015	-	-	-	-	-	-
Michel Timperio,	2017	261,923	38,183	50,852	-	-	350,958
Head of Strategic Development	2016	240,000	-	162,375	40,000	-	442,375
	2015	205,769	-	47,530	-	35,538	288,837
François-Karl Brouillette(9),	2017	194,749	-	37,561	18,047	-	250,357
VP Science and Innovation	2016	24,231	-	-	18,334	-	42,565
	2015	-	-	-	-	-	-
Marc Vaugeois(10),	2017	194,812	-	37,561	17,574	-	249,947
VP, Sales, Canada	2016	24,231	-	-	18,334	-	42,565
	2015	-	-	-	-	-	-

(1)	None of these compensation-based awards granted by the Corporation for the year 2017 are currently in-the-money. See “Outstanding Share Based Awards for Name Executive Officers” below.

(2)	The Corporation has adopted the IFRS 2 Share-based payment to account for the issuance of stock options to employees and non-employees. The fair value of stock options is estimated at the grant date using the Black-Scholes Option Pricing Model or a Binomial – barrier options model for performance options granted. These models require the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.

(3)	For the period ended on March 31, 2017, (i) the fair market value of the April 17, 2017 share-based awards of the Corporation is based on a fair value of $1.36 per DSU granted to Messrs. Hamilton, Paradis and Timperio.

For the period ended on February 29, 2016, (i) the fair market value of the May 30, 2016 share-based awards of the Corporation is based on a fair value of $1.63 per DSU granted to Messrs. Hamilton and Paradis; (ii) the fair market value of the May 30, 2016 share-based awards of the Corporation is based on a fair value of $1.63 per performance DSU granted to Mr. Hamilton.

(4)	For the period ended March 31, 2017, (i) the fair market value of the May 30, 2016 option-based awards of the Corporation is based on a fair value of $0.58 per option granted to Mr. Michel Timperio, Mr. François-Karl Brouillette and Mr. Marc Vaugeois.

For the period ended February 29, 2016, (i) the fair market value of the June 1, 2015 option-based awards of the Corporation is based on a fair value of $0.72 per option granted to Mr. Michel Timperio; (ii) the fair market value of the August 5, 2015 option-based awards of the Corporation is based on a fair value of $0.67 per option granted to Mr. Mario Paradis; (iii) the fair market value of the October 16, 2015 performance option-based awards of the Corporation is based on a fair value of $0.82 per option granted to Mr. Michel Timperio.

For the period ended on February 28, 2015, (i) the fair market value of the October 20, 2014 option-based awards of the Corporation is based on a fair value of $0.63 per option granted to Mr. Michel Timperio; (ii) the fair market value of the November 20, 2014 option-based awards of the Corporation is based on a fair value of $0.89 per option granted to Mr. James S. Hamilton.

(5)	The value of perquisites and other personal benefits received by these executives did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary for FY2017, 2016 and 2015.

(6)	These amounts include severance payments, and vacation time accumulated and paid during FY2015. No amounts were received during the year pursuant to the RRSP Matching Program, effective on June 1, 2016.

(7)	Mr. James S. Hamilton was appointed President and CEO of the Corporation on November 20, 2014 and began his functions on February 2, 2015.

(8)	Mr. Mario Paradis was appointed Vice President and CFO of the Corporation on August 5, 2015 and began his functions on August 24, 2015.

(9)	Mr. François-Karl Brouillette was appointed Vice President, Science and Innovation of the Corporation and began his functions on January 7, 2016.

(10)	Mr. Marc Vaugeois was appointed Vice President, Sales, Canada of the Corporation and began his functions on January 7, 2016.

Outstanding Share-Based, Option-Based, Call-Option-Based, and Warrant-Based Awards for Named Executive Officers

The Corporation

The following tables provide information on the number and value of the outstanding share-based, option-based, call-option-based and warrant-based awards held by NEOs as of the Record Date. This includes awards granted before the beginning of Fiscal 2018.

Share-Based Awards

Named Executive Officers	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)	Market or payout value of vested share- based awards not paid-out or distributed ($) (1)
James S. Hamilton	160,000	177,600	64,693
Mario Paradis	-	-	34,048

(1)	Calculation is based on a trading price of $1.11 for the Common Shares on the TSX, as at closing on the Record Date.
(2)	Mr. Mario Paradis was appointed Vice President and CFO of the Corporation on August 5, 2015 and began his functions on August 24, 2015.

Option-Based Awards

Name / Grant Date	Number of Common Shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options (1) ($)
James S. Hamilton
November 20, 2014	1,300,000	2.16	November 19, 2021	-
Mario Paradis (2)
August 5, 2015	420,000	1.83	August 5, 2022	-
Michel Timperio
May 30, 2016	88,000	1.63	May 29, 2021
October 16, 2015	150,000	1.55	October 16, 2020	-
June 1, 2015	55,000	1.65	June 1, 2022	-

Name / Grant Date	Number of Common Shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options (1) ($)
October 20, 2014	75,000	1.80	October 19, 2019	-
François-Karl Brouillette(3)
May 30, 2016	65,000	1.63	May 29, 2021	-
Marc Vaugeois(4)
May 30, 2016	65,000	1.63	May 29, 2021	-

(1)	Calculation is based on a trading price of $1.11 for the Common Shares on the TSX, as at closing on the Record Date.
(2)	Mr. Mario Paradis was appointed V-P and CFO of the Corporation on August 5, 2015 and began his functions on August 24, 2015.
(3)	Mr. François-Karl Brouillette was appointed Vice President, Science and Innovation of the Corporation and began his functions on January 7, 2016.
(4)	Mr. Marc Vaugeois was appointed Vice President, Sales, Canada of the Corporation and began his functions on January 7, 2016.

Call-Option-Based Awards

Name / Grant Date	Number type of securities underlying unexercised options (1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
Michel Timperio
June 27, 2013	5,000 Class A Shares of Acasti	30.00	June 27, 2017	-

(1)	Acasti call-options were consolidated following the consolidation of Acasti’s issued and outstanding common shares in a proportion of ten (10) pre-consolidation shares for (1) post-consolidation shares on October 15, 2015 (the “Reverse-Split”). The exercise price was increased proportionally to reflect the consolidation.
(2)	Calculation is based on a trading price of $1.69 for common shares of Acasti on the TSX Venture Exchange (“TSXV”), as at closing on the Record Date.

Warrant-Based Awards

Name/ Grant Date	Number of Common Shares underlying unexercised warrants (1)	Warrant Exercise Price ($) (1)	Warrant Expiration Date	Value of unexercised in- the-money warrants ($) (2)
Michel Timperio
February 19, 2015	2,325	21.50	June 27, 2017	-

(1)	The warrant-based awards were received by the NEOs as a result of the NeuroBioPharm Plan of Arrangement.
(2)	Calculation is based on a trading price of $1.11 for the Common Shares on the TSX, as at closing on the Record Date.

DIRECTORS’ COMPENSATION

Compensation of Directors

For Fiscal 2017, Mr. James S. Hamilton, the Corporation’s President and CEO, did not receive any compensation from the Corporation in his capacity as Director and was not considered by the Board as being “independent” within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”).

For Fiscal 2017 and until July 12, 2016, Non-executive Directors’ compensation consisted of a combination of (i) an annual fixed compensation in the amount of $50,000, (ii) fees per meeting in the amount of $1,500 per meeting attended in person and $750 per meeting attended by teleconference and (iii) fees per committee meeting in the amount of $750 per meeting attended in person and $375 per meeting attended by teleconference. In addition, the chairman of the Board, on one hand, and each chairperson of the Audit and the Governance and Human Resources Committees, on the other hand, received an additional compensation of $30,000 and $7,500, respectively, for their additional work.

Since July 12, 2016, Non-executive Directors are paid according to the following flat fee structure which is aligned with the comparator group’s 50th percentile total annual compensation and varies for different roles:

Role	Annual Retainer
Chairman of the Board	$100,000
Chairman of a Committee and Board Member	$70,000
Member of a Committee and Board Member	$60,000

Board Compensation and Share Ownership Policy

Our Board Compensation and Share Ownership Policy, effective since July 12, 2016, guides the development of compensation programs designed to attract competent and dedicated directors to provide oversight and represent the interests of shareholders. The policy is articulated in terms of three pillars:

1.	Benchmarking against the Canadian Market

The GHR Committee periodically reviews the form and amount of non-executive Directors’ compensation with a view to aligning the interests of Directors and shareholders, and providing market competitive compensation. When changes are appropriate, the GHR Committee makes recommendations to the Board of Directors for consideration and approval.

The GHR Committee considers the responsibilities, workload, time commitment and expertise required of the Directors. It assesses the design and competitiveness of our board compensation against a comparator group of Canadian publicly-traded healthcare companies and other Quebec-based companies of comparable scope, complexity and size, as measured by financial criteria, including market capitalization, total revenue and other measures. As of 2017, the comparator group consists of the following 18 companies:

Healthcare Canada (n=12)		General Industry Quebec (n=6)
Neovasc Inc.	Theratechnologies Inc.	Stingray Digital Group Inc.
Aralez Pharmaceuticals Inc.	Immunotec Inc.	BTB Real Estate Investment Trust
Arbutus Biopharma Corporation	Cardiome Pharma Corp.	D-Box Technologies Inc.
Cipher Pharmaceuticals Inc.	BioSyent Inc.	Imvescor Restaurant Group Inc.
Merus Labs International Inc.	Xenon Pharmaceuticals Inc	Mediagrif Interactive Technologies
CRH Medical Corporation	Medicure Inc.	Savaria Corporation

2.	Share Ownership Policy

The Board of Directors believes the following share ownership policy aligns the interests of Directors with those of shareholders.

Non-executive Directors have a maximum period of five (5) years to acquire stock ownership equal to two times their annual retainer. Similarly, new Directors will have a maximum period of five (5) years from the date of their appointment to meet the share ownership policy. Common Shares of the Corporation as well as “in-the-money” vested options, DSUs, RSUs or similar types of Equity-Based Awards available under the Corporation’s Equity Incentive Plan, count towards meeting the share ownership policy.

Similarly, the Board of Directors believes that similar principles, to be fully implemented during the current fiscal year, should apply to the Corporation’s senior executives to align their interest with those of shareholders. Pursuant to such principles, the senior executives should have a maximum period of five (5) years to acquire stock ownership equal to 0.75 times their annual base salary, and two times in the case of the CEO. Similarly, Common Shares of the Corporation as well as “in-the-money” vested options, DSUs, RSUs or similar types of Equity-Based Awards available under the Corporation’s Equity Incentive Plan, should count towards meeting the share ownership policy.

3.	Equity-Based Compensation

To foster shareholder alignment and to facilitate equity accumulation as well as compliance with the share ownership policy, the annual retainers of Directors will be payable 50% in cash and 50% in fully-vested DSUs.

A Director may also request that a higher percentage of his/her annual retainer be payable in fully-vested DSUs by sending a written request to the Corporation’s Corporate Secretary on the date of his/her election or re-election as Director at the annual general meeting of shareholders.

A Director whose equity ownership meets or exceeds the share ownership policy may request that up to 100% of his/her annual retainer be paid in cash.

Compensation Paid to Directors

The total compensation paid by the Corporation to the non-executive Directors during Fiscal 2017 is set out in the following table:

	Financial Year Ended March 31	Salary ($) (1)	Share-Based Awards ($) (2)(5)	Option-based awards (2)(3)(4) ($)	All other compensation(6) ($)	Total ($)
Pierre Fitzgibbon	2017	77,208	50,000	-	-	127,208
Katherine Crewe	2017	41,833	30,000	-	-	71,833
Ronald Denis	2017	69,583	-	35,462	-	105,045
John M. Moretz	2017	81,333	-	-	-	81,333
Victor Neufeld	2017	22,500	30,000	35,642	-	88,142
François R. Roy	2017	54,708	35,000	-	-	89,708

	Financial Year Ended March 31	Salary ($) (1)	Share-Based Awards ($) (2)(5)	Option-based awards (2)(3)(4) ($)	All other compensation(6) ($)	Total ($)
Richard P. Schottenfeld	2017	45,000	-	35,462	-	80,462
Leendert H. Staal	2017	62,058	-	-	-	62,058

(1)	Salary represents the sum of the annual fixed compensation and fees per meeting earned by each Director for their duties performed for the Corporation for the period ending on March 31, 2017.
(2)	The Corporation has adopted the IFRS 2 Share-based payment to account for the issuance of stock options to employees and non-employees. The fair value of the awards is estimated at the grant date using the Black-Scholes Option Pricing Model. This model requires the input of a number of parameters, including stock price, stock exercise price, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on market conditions generally outside of the Corporation’s control.
(3)	For the period ended on March 31, 2017, the fair market value of the July 14, 2016 option-based awards of the Corporation is based on a fair value of $0.47 per option granted to Dr. Denis and Messrs. Neufeld and Schottenfeld.
(4)	For the period ended on March 31, 2017, the fair market value of the July 26, 2016 share-based awards of the Corporation is based on a fair value of $1.43 per DSU granted to Ms. Crewe and Messrs. Fitzgibbon, Neufeld and Roy.
(5)	Directors do not receive pension benefits or other non-equity based annual compensation.
(6)	The value of perquisites and other personal benefits received by these Directors did not total an aggregate value of $50,000 or more, and does not represent 10% or more of their total salary in 2017.

Outstanding Share-Based, Option-Based, Call-Option-Based, and Warrant-Based Awards for Directors

The Corporation

The following tables provide information on the number and value of the outstanding share-based, option-based and call-option-based awards held by non-executive Directors of the Corporation as of the Record Date.

Share-Based Awards

Non-Executive Directors’ Name	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)	Market or payout value of vested share- based awards not paid-out or distributed ($) (1)
Pierre Fitzgibbon	8,741	9,702	29,108
Katherine Crewe	5,245	5,821	17,464
Vic Neufeld	5,245	5,821	17,464
François R. Roy	6,119	6,792	20,375
Leendert. H. Staal	-	-	83,250 (2)

(1)	Calculation is based on a trading price of $1.11 for the Common Shares on the TSX, as at closing on the Record Date.
(2)	An award of 75,000 DSU was granted on July 16, 2015 to a company controlled by Dr. Staal for consulting services rendered to the Corporation.

Option-Based Awards

Name / Grant Date	Number of Common Shares underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)
Katherine Crewe
July 16, 2015	75,000	1.72	July 16, 2022	-
Ronald Denis
July 14, 2016	75,000	1.24	July 14, 2021	-
Victor Neufeld
July 14, 2016	75,000	1.24	July 14, 2021	-
François R. Roy
July 16, 2015	75,000	1.72	July 16, 2022	-
Richard P. Schottenfeld
July 14, 2016	75,000	1.24	July 14, 2021	-
Leendert H. Staal
July 16, 2015	75,000	1.72	July 16, 2022	-

(1)	Calculation is based on a trading price of $1.11 for the Common Shares on the TSX, as at closing on the Record Date.

Call-Option-Based Awards

Name / Grant Date	Number and type of securities underlying unexercised call-options (1)	Call-option exercise price (1) ($)	Call-option expiration date	Value of unexercised in- the-money call- options (2) ($)
Ronald Denis
October 1, 2013 (3)	8,250 Class A Shares of Acasti	2.50	October 1, 2017	-

(1)	Acasti call-options were consolidated following the Reverse-Split. The exercise price was increased proportionally to reflect the consolidation.
(2)	Calculation is based on a trading price of $1.69 for the common shares of Acasti on the TSXV, as at closing on the Record Date.
(3)	Acasti call-options were granted by the Corporation in exchange for warrants previously issued by Acasti having an expiry date of October 8, 2013.

Warrant-Based Awards

All warrant-based awards received by the non-executive Directors at the Record Date have expired.

Share-based, Option-based, Call-Option-based and Warrant-based Awards to Non-Executive Directors – value vested during Fiscal 2017

The following table sets out the value of share-based awards of the Corporation held by non-executive Directors that vested during Fiscal 2017:

Name	Share-based Awards of the Corporation – value vested during Fiscal 2017 ($)
Pierre Fitzgibbon	29,108
Katherine Crewe	17,464
Vic Neufeld	17,464
François R. Roy	20,375

None of the stock options, call-options and warrants of the Corporation held by non-executive Directors that vested during Fiscal 2017 was in-the-money at their respective vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the Record Date, the share-based compensation plans of the Corporation pursuant to which shares can be issued from treasury. The number of shares which appears at in the line “Share-based compensation plan” refers to the Stock Option Plan and Equity Incentive Plan of the Corporation.

Corporation

Plan Category	(A) Number of securities to be issued upon the exercise of outstanding options, warrants and rights		(B) Weighted average exercise price of outstanding options, warrants and rights ($)	(C) Numbers of shares available for further issuance under the stock based compensation plans (excluding shares from (A)) (Common Shares)
Equity compensation plans approved by security holders	Stock Option Plan (1)	4,880,486	$1.75	6,905,948(3)
	Equity Incentive Plan (2)	554,532	$1.54	1,409,874(3)
Equity compensation plans not approved by security holders	n/a		n/a	n/a
Total	5,435,018		n/a	8,315,822

(1)	Please refer to Section entitled “Compensation of Named Executive Officers – Compensation Discussion Analysis – Stock Option Plan” in of this Circular for a description of the principal terms of the Stock Option Plan.
(2)	Please refer to Section entitled “Compensation of Named Executive Officers – Compensation Discussion Analysis –Equity Incentive Plan” in this Circular for a description of the principal terms of the Equity Incentive Plan.
(3)	The Corporation has respectively 6,905,948 and 1,409,874 shares reserved for further issuances under its Stock Option Plan and Equity Incentive Plan, respectively, to be listed for trading with the TSX.

PENSION PLAN

The Corporation does not have a pension plan.

Termination and Change of Control Benefits

James S. Hamilton, President and CEO

In accordance with the terms and provisions of the employment agreement entered into between the Corporation and Mr. Hamilton, the Corporation may terminate the executive’s employment at any time without cause by providing him with notice of termination, payment of base salary in lieu of notice, or a combination of notice and payment of base salary, equal to twelve (12) months. In the event the employment is terminated within twenty-four (24) months following a Change of Control event (as such term is defined in the Stock Option Plan), the payment of base salary in lieu of notice would be equal to eighteen (18) months of his base salary.

Any amounts in excess of the minimum requirements of severance as required per applicable law, are conditional upon (i) the executive signing a full and final release in a form satisfactory to the Corporation, (ii) the executive continuing to comply with the covenants and restrictions contained in the employment agreement, and (iii) upon the request of the Corporation, the executive promptly re-confirming in writing his agreement to be bound by the covenants and restrictions contained in the employment agreement.

Mario Paradis, Vice President and CFO

In accordance with the terms and provisions of the employment agreement entered into between the Corporation and Mr. Paradis, the Corporation may terminate the executive’s employment at any time without cause by providing him with notice of termination, payment of base salary in lieu of notice, or a combination of notice and payment of base salary, equal to twelve (12) months. In the event the employment is terminated within twenty-four (24) months following a Change of Control event (as such term is defined in the Stock Option Plan), the payment of base salary in lieu of notice would be equal to eighteen (18) months of his base salary.

Any amounts in excess of the minimum requirements of severance as required per applicable law, are conditional upon (i) the executive signing a full and final release in a form satisfactory to the Corporation, (ii) the executive continuing to comply with the covenants and restrictions contained in the employment agreement, and (iii) upon the request of the Corporation, the executive promptly re-confirming in writing his agreement to be bound by the covenants and restrictions contained in the employment agreement.

Michel Timperio, Head of Strategic Development

In accordance with the terms and provisions of the employment agreement entered into between Mr. Timperio and the Corporation, Mr. Timperio is entitled to receive a severance payment representing six (6) months of his base salary if he voluntarily terminates his employment by giving the Corporation a written notice of termination within thirty (30) days of the occurrence of an acquisition of the Corporation by/or an amalgamation of the Corporation with another company, provided that such transaction results into a significant change in the shareholding ownership of the Corporation.

François-Karl Brouillette, Vice President, Science and Innovation

In accordance with the terms and provisions of the employment agreement entered into between the Corporation and Mr. Brouillette, the Corporation may terminate the executive’s employment at any time without cause by providing him with notice of termination, payment of base salary in lieu of notice, or a combination of notice and payment of base salary, equal to six (6) months if the employment is terminated before January 7, 2018. In the event the employment is terminated after January 7, 2018, the payment of base salary in lieu of notice would be equal to six (6) months plus one (1) month for each year of service that Mr. Brouillette completed with the Corporation after January 7, 2016 up to maximum of twelve (12) months.

Any amounts in excess of the minimum requirements of severance as required per applicable law, are conditional upon (i) the executive signing a full and final release in a form satisfactory to the Corporation, (ii) the executive continuing to comply with the covenants and restrictions contained in the employment agreement, and (iii) upon the request of the Corporation, the executive promptly re-confirming in writing his agreement to be bound by the covenants and restrictions contained in the employment agreement.

Marc Vaugeois, Vice President, Sales, Canada

In accordance with the terms and provisions of the employment agreement entered into between the Corporation and Mr. Vaugeois, the Corporation may terminate the executive’s employment at any time without cause by providing him with notice of termination, payment of base salary in lieu of notice, or a combination of notice and payment of base salary, equal to six (6) months if the employment is terminated before January 7, 2018. In the event the employment is terminated after January 7, 2018, the payment of base salary in lieu of notice would be equal to six (6) months plus one (1) month for each year of service that Mr. Vaugeois completed with the Corporation after January 7, 2016 up to maximum of twelve (12) months.

Any amounts in excess of the minimum requirements of severance as required per applicable law, are conditional upon (i) the executive signing a full and final release in a form satisfactory to the Corporation, (ii) the executive continuing to comply with the covenants and restrictions contained in the employment agreement, and (iii) upon the request of the Corporation, the executive promptly re-confirming in writing his agreement to be bound by the covenants and restrictions contained in the employment agreement.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No person who is, or who was at any time during the financial year ended March 31, 2017 a Director, executive officer or senior officer of the Corporation or a subsidiary thereof, and no person who is a nominee for election as a Director of the Corporation, and no associate of such persons is, or was as of the Record Date indebted to the Corporation or a subsidiary of the Corporation, nor is, or was as of the Record Date, indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “informed person” means: (i) a Director or executive officer of the Corporation; (ii) a Director or executive officer of a person or corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than voting securities held by the person or corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation’s knowledge, no informed person of the Corporation, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Corporation, or in any proposed transaction that could materially affect the Corporation or its subsidiaries, or in any matter to be acted upon at this Meeting.

MANAGEMENT CONTRACTS

None of the management functions of the Corporation or any of its subsidiaries are to any substantial degree performed other than by the Directors or executive officers of the Corporation or its subsidiaries.

RESTRICTED SECURITIES

No action to be taken as set out herein involves a transaction that would have the effect of converting or subdividing, in whole or in part, existing securities into restricted securities or creating new restricted securities.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

The Corporation has liability insurance coverage combined with Acasti. The Corporation has subscribed to liability insurance for its Directors and officers covering their liability which may be incurred in connection with their functions, subject to the relevant provisions of the Business Corporations Act (Québec) (RS.Q c. S-31.1). The total insurance coverage is of $20,000,000 per insurable period. All claims are subject to up to $200,000 deductible per event for the Directors and officers as a whole. The total premium shared with Acasti for the current year of coverage is approximately $153,000.

AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting, including (i) reviewing the Corporation’s procedures for internal control with the Corporation’s auditors and management performing financial functions; (ii) reviewing and approving the engagement of the auditors; (iii) reviewing annual and quarterly financial statements and all other material continuous disclosure documents, including the Corporation’s annual information form and management’s discussion and analysis; (iv) assessing the Corporation’s financial and accounting personnel; (v) assessing the Corporation’s accounting policies; (vi) reviewing the Corporation’s risk management procedures; and (vii) reviewing any significant transactions outside the Corporation’s ordinary course of business and any pending litigation involving the Corporation.

The Audit Committee has direct communication channels with Neptune’s management performing financial functions and the external auditors of Neptune to discuss and review such issues as the Audit Committee may deem appropriate.

The Audit Committee is comprised of Mr. François R. Roy, who acts as Chair of the Committee, Mr. Victor Neufeld and Mr. Richard P. Schottenfeld. Each of these individuals is “financially literate” and “independent” within the meaning of NI 52-110. For more information on the expertise and experience of each member, please refer to the “Report on the Audit Committee” section of the Corporation’s annual information form available on SEDAR at www.sedar.com.

CORPORATE GOVERNANCE

Board of Directors

Director Independence

The Board of Directors believes that, in order to maximize effectiveness, the Board of Directors must be able to operate independently. A majority of Directors must satisfy the applicable tests of independence, such that the Board of Directors complies with all independence requirements under applicable corporate and securities laws and stock exchange requirements applicable to the Corporation. No Director will be independent unless the Board of Directors has affirmatively determined that the Director has no material relationship with the Corporation or any of its affiliates, either directly or indirectly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation or its affiliates. Such determinations will be made on an annual basis and, if a Director joins the Board of Directors between annual meetings, at such time.

Independent Directors

The Board of Directors considers that Mr. Pierre Fitzgibbon, Ms. Katherine Crewe, Dr. Ronald Denis, Mr. John Moretz, Mr. Victor Neufeld, Mr. François R. Roy and Mr. Richard P. Schottenfeld are “independent” within the meaning of NI 52-110.

Directors who are not independent

The Board of Directors considers that Mr. James S. Hamilton and Dr. Leendert H. Staal are not “independent” within the meaning of NI 52-110 given, respectively, that (i) Mr. Hamilton is President and CEO of the Corporation, and (ii) Staal Consulting LLC., a company controlled by Dr. Staal, received a compensation of more than $75,000 during the fiscal year ended February 29, 2016 for consulting services rendered to the Corporation.

Majority of Directors will be independent

As of the date of this Circular, the Board of Directors considers that currently seven of the nine members of the Board of Directors are independent within the meaning of NI 52-110, as it applies to the Board of Directors. Assuming the election of the proposed Directors, five of the seven members of the Board for the ensuing year will be independent within the meaning of NI 52-110, as it applies to the Board of Directors, and a majority of the Directors will therefore be independent.

Independent Directors hold regularly scheduled closed meetings

During the last completed financial year ended March 31, 2017, the independent Directors held at least four (4) scheduled meetings at which non-independent Directors and members of management were not in attendance.

Attendance record of Directors for Board meetings

Since the beginning of fiscal year ended March 31, 2017, the Board of Directors has held 5 meetings. Attendance of Directors at the meetings is indicated in the table below:

Board Members	Total Attendance
Pierre Fitzgibbon	5/5
Katherine Crewe	3/5
Ronald Denis	5/5
James S. Hamilton	5/5
John M. Moretz	5/5
Vic Neufeld	2/3
François R. Roy	5/5
Richard P. Schottenfeld	2/3
Leendert H. Staal	4/5

Mr. Fitzgibbon, an independent Director, acts as Chairman of the Board. His duties and responsibilities consist in the oversight of the quality and integrity of the Board of Directors’ practices.

Board Mandate

How the Board delineates its role and responsibilities

The Board approved a board mandate on January 12, 2017 (the “Board Mandate”).

The Board Mandate requires that the Board maintain a supervisory role over management, and requires that the Board will, among other things:

(a)	satisfy itself, to the extent feasible, as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;
(b)	develop the Corporation’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines and establishing Board committees and approving their respective charters to assist the Board in carrying out its duties and responsibilities;
(c)	oversee the Corporation’s strategic planning process and annually approve a strategic plan, which takes into account, among other things, the opportunities and risks of the Corporation’s business, its risk appetite, emerging trends, and the competitive environment in the industry;
(d)	approve all major corporate decisions and transactions;

(e)	ensure processes are in place to identify the principal risks of the Corporation’s businesses and requiring the implementation of appropriate systems to measure and manage these risks;
(f)	oversee the Corporation’s internal controls and management information systems, monitor their integrity and effectiveness and review reports provided by management on the effectiveness of internal control over financial reporting;
(g)	approve the Corporation’s disclosure policy that provides for timely and accurate disclosure to analysts, Shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;
(h)	oversee the Corporation’s succession planning process including the appointment, training, compensation and performance assessment of the Chairman of the Board, independent Directors, the CEO and other senior executives; and
(i)	establish annual performance expectations and corporate goals and objectives for the CEO, monitor progress against those expectations and dismiss and replace the CEO as necessary and establish expectations and responsibilities of the Chairman of the Board, the CEO, the chairs of each committee of the Board and other Directors.

The complete text of the Board Mandate is attached as Schedule “A” hereto.

Position Descriptions

How the Board delineates the role and responsibilities of the chair and the chair of each Board committee

The Board has developed written position descriptions for the chair of the Board and for chairs of each Board committee.

The chair is responsible for leading the board in fulfilling its duties under its mandate as independent of management and acting as an advisor to the CEO. More specifically, the chair will perform the duties as set out in the Board Mandate, or otherwise delegated by the Board or GHR Committee, and such other duties as may be necessary or appropriate, including (i) chairing all Board meetings and in camera sessions of the Board and establishing appropriate meeting procedures, (ii) ensuring the Board has adequate resources, including the appropriate flow of information and reviewing the adequacy and timing of materials, (iii) ensuring the Board is appropriately approving strategy and supervising management’s progress against achieving such strategic goals, (iv) facilitating a candid and full discussion of all key matters that come before the Board and ensuring that the independent Directors have adequate opportunities to meet to discuss matters without management present and that decisions are made on a sound and well-informed basis, (v) providing input to the GHR Committee on recommendations to the Board for nomination of new directors and Board committee chairs, and on succession plans for the Chairman of the Board position, (vi) maintaining on-going and active communications, on behalf of the Board, with the CEO and other senior executives, (vii) overseeing, in conjunction with the GHR Committee, the development of the Corporation’s succession plans for senior executives, (viii) chairing all annual and special meetings of Shareholders, (ix) acting, as necessary, as liaison between the Board and the Corporation’s stakeholders, (x) inviting Board approved candidates to join the Board as requested by the GHR Committee, (xi) evaluating, in conjunction with the GHR Committee, Board effectiveness and suggesting improvements, and (xii) annually establishing objectives for the Board and for him or herself and reviewing such objectives with the GHR Committee prior to soliciting Board approval.

The chair of each Board committee is responsible for leading such committee in successfully fulfilling its duties under its charter and facilitating the committee’s operations. More specifically, the chair of each committee will perform his or her duties as set out in the committee charter or otherwise delegated by the Board and such other duties as may be necessary or appropriate including (i) coordinating with the Chairman of the Board and the other committee chairs to enhance the overall functioning of the Board and its committees, independent of management, (ii) facilitating a candid and full discussion of all key matters that come before the committee, (iii) establishing annual goals and objectives for themselves and presenting those goals and objectives to the GHR Committee, (iv) presiding over all committee meetings and liaising with regulars and external advisors as required, (v) participating in and providing input on, as required, succession plans in respect of the committee chair position, and (vi) overseeing the orientation of new committee members.

How the Board delineates the role and responsibilities of the CEO

The CEO’s position description is, at a general level, the primary responsibility of the management of the business and affairs of the Corporation. As such, the CEO shall establish the strategic and operational orientation of the Corporation and in so doing, provide leadership and vision for the effective overall management, profitability, increasing shareholder value and growth of the Corporation and for conformity with policies agreed upon by the Board of Directors of the Corporation. More specifically, in collaboration with the Board, the CEO shall (i) create a culture within the corporation that supports the achievement of strategic and operational objectives by ensuring rigor in the recruitment, selection, individual development and the monitoring of executive team members thus ensuring the Corporation maintains a strong succession plan, (ii) provide leadership and vision for the Corporation and promote the Corporation’s goal of profitability and growth in a sustainable and responsible manner, (iii) promote an environment of customer focus and outstanding customer service so as to respond to the demands of increasingly service oriented markets, (iv) develop and maintain a corporate culture that provides integrity and ethical values throughout the organization, fostering a culture of ethical business conduct, (v) promote and protect the Corporation’s reputation in its markets and with all customers, communities, and government and regulatory bodies, (vi) develop and oversee the execution of, and monitor progress of, the business plan and the annual operating and capital budgets, (vii) identify, and develop plans to manage, the principal risks with respect to the Corporation and its business, (viii) oversee the development and implementation of, and compliance with, key corporate policies, including policies regarding corporate governance, social responsibility, risk management and financial reporting, as well as compliance with applicable legal and regulatory requirements, (ix) serve as the Corporation’s chief spokesperson to its principal stakeholders including its Shareholders, the financial community customers, government and regulatory bodies and the public generally, (x) ensure appropriate and timely disclosure of material information together with the Disclosure Committee and the CFO, and (xi) carry out any other appropriate duties and responsibilities assigned by the Board.

Orientation and Continuing Education

Measures the Board takes to orient new Directors

The Corporation provides orientation for new appointees to the Board of Directors and committees in the form of informal meetings with members of the Board and senior management, complemented by presentations on the main areas of the Corporation’s business.

Measures the Board takes to ensure that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors

The Board does not formally provide continuing education to its Directors. The Directors are experienced members. The Board of Directors relies on professional assistance when judged necessary in order to be educated/updated on a particular topic.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Board of Directors adopted a Code of Business Conduct and Ethics (the “Code of Conduct”) for its Directors, officers and employees on May 31, 2007, as amended from time to time, which can be found on SEDAR at www.sedar.com and on the Corporation’s web site on www.neptunebiotech.com. A copy of the Code of Conduct can also be obtained by contacting the Corporate Secretary of the Corporation. Since its adoption by the Board of Directors, any breach of the Code of Ethics must be brought to the attention of the Board of Directors by the CEO or other senior executive of the Corporation. No material change report has ever been filed which pertains to any conduct of a Director or executive officer that constitutes a breach to the Code of Conduct.

The Board of Directors also adopted the following policies: (i) disclosure policy, (ii) insider trading policy, (iii) majority voting policy, (iv) management compensation policy, (v) board compensation and ownership policy, and (vi) whistleblower policy.

Steps the Board takes to ensure Directors exercise independent judgement

The Board of Directors actively monitors compliance with the Code of Conduct and promotes a business environment where employees are encouraged to report malfeasance, irregularities and other concerns. The Code of Conduct provides for specific procedures for reporting non-compliant practices in a manner which, in the opinion of the Board of Directors, encourages and promotes a culture of ethical business conduct.

In addition, under the Civil Code of Québec, to which the Corporation is subject as a legal person incorporated under the Business Corporations Act (Québec) (L.R.Q., c. S-31), a Director of the Corporation must immediately disclose to the Board of Corporation any situation that may place him in a conflict of interest. Any such declaration of interest is recorded in the minutes of proceeding of the Board of Directors of the Corporation. The Director abstains, except if required, from the discussion and voting on the question. In addition, it is the policy of the Corporation that an interested Director recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

NOMINATION OF DIRECTORS

The Board of Directors receives recommendations from the GHR Committee, but retains responsibility for managing its own affairs by, among other things, giving its approval for the composition and size of the Board of Directors, and the selection of candidates nominated for election to the Board of Directors. The GHR Committee shall initially evaluate candidates for election as Directors, having regard to the background, employment and qualifications of possible candidates.

The selection of nominees for the Board of Directors is made by the other members of the Board, based on the needs of the Corporation and the qualities required to sit on the Board of Directors, including ethical character, integrity and maturity of judgment of the candidates; the level of experience of the candidates, their ideas regarding the material aspects of the business of the Corporation, the expertise of the candidates in fields relevant to the Corporation while complementing the training and experience of the other members of the Board of Directors; the will and ability of the candidates to devote the necessary time to their duties to the Board of Directors and its committees, the will of the candidates to serve on the Board of Directors for numerous consecutive financial periods and finally, the will of the candidates to refrain from engaging in activities which conflict with the responsibilities and duties of a Director of the Corporation and its Shareholders. The Corporation researches the training and qualifications of potential new Directors which seem to correspond to the selection criteria of the Board of Directors and, depending on the results of said research, organizes meetings with the potential candidates.

In the case of incumbent Directors whose terms of office are set to expire, the Corporation will review such Directors’ overall service to the Corporation during their term of office, including the number of meetings attended, level of participation, quality of performance and any transactions of such Directors with the Corporation during their term of office.

The Corporation may use various sources in order to identify the candidates for the Board of Directors, including its own contacts and the references of other Directors, officers, advisors of the Corporation and executive placement agencies. The Corporation will consider Director candidates recommended by Shareholders and will evaluate such Director candidates in the same manner in which it evaluates candidates recommended by other sources. In making recommendations for Director nominees for the annual meeting of Shareholders, the Corporation will consider any written recommendations of Director candidates by Shareholders received by the Corporate Secretary of the Corporation no later than 120 days before the anniversary of the previous year’s annual meeting of Shareholders. Recommendations must be made in accordance with the Corporation’s advance notice by-law no. 2013-1 and include the candidate’s name, contact information and a statement of the candidate’s background and qualifications, and must be mailed to the Corporation.

Following the selection of the candidates by the Board of Directors, the Corporation will propose a list of candidates to the Shareholders, for the annual meeting of the Corporation.

The GHR Committee fulfills the functions of a nominating committee.

COMPENSATION

The GHR Committee has the responsibility of evaluating the compensation, performance incentives as well as the benefits granted to the Corporation’s upper management in accordance with their responsibilities and performance as well as to recommend the necessary adjustments to the Board of Directors of the Corporation. This committee also reviews the amount and method of compensation granted to the Directors. The GHR Committee may mandate an external firm in order to assist it during the execution of its mandate. The GHR Committee considers time commitment, comparative fees and responsibilities in determining compensation. With respect to the compensation of the Corporation’s officers, see “Compensation of Named Executive Officers – Compensation Discussion and Analysis” above.

The GHR Committee is only composed of independent members within the meaning of NI 52-110, namely Mr. John M. Moretz, who acts as Chair of the Committee, Dr. Ronald Denis, and Ms. Katherine Crewe.

Other Board Committees

In addition to the Audit Committee, the Corporation also has the GHR Committee. In addition to its responsibility on compensation and nomination mentioned above, the GHR is responsible to review our corporate governance practices and procedures, to monitor relationships and communication between management and the Board of Directors, monitor emerging best practices in corporate governance and oversight of governance matters and assessing the Board of Directors and its committees. The GHR Committee is also in charge of establishing the procedure which must be followed by the Corporation in order for it to comply with the guidelines of the TSX regarding corporate governance.

Assessments

The Board of Directors, its committees and each Director of the Corporation are subject to periodic evaluations of their efficacy and contribution at least once a year. The evaluation procedure consists in identifying any shortcomings and implementing adjustments proposed by Directors for the Board of Directors and each of its committees. Among other things, these adjustments deal with the level of preparation of Directors, management and consultants employed by the Corporation, the relevance and sufficiency of the documentation provided to Directors and the time allowed to Directors for discussion and debate of items on the agenda.

DIRECTOR TERM LIMITS

The Board has actively considered the issue of term limits for Directors and will continue to do so. At this time, the Board does not believe that it is in the best interests of the Corporation to establish a limit on the number of times a Director may stand for election. While such a limit could help create an environment where fresh ideas and viewpoints are available to the Board, a director term limit could also disadvantage the Corporation through the loss of the beneficial contribution of directors who have developed increasing knowledge of, and insight into, the Corporation and its operations, over a period of time. As the Corporation operates in a unique industry, it is difficult to find qualified directors with the appropriate background and experience and the introduction of a director term limit would impose further difficulty.

POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND AMONGST EXECUTIVE OFFICERS

The Corporation has not adopted a formal written policy regarding diversity amongst executive officers and members of the Board of Directors, including mechanisms for board renewal, in connection with, among other things, the identification and nomination of women Directors. Nevertheless, the Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board of Directors.

Rather than considering the level of representation of women for directorship and executive officer positions when making board or executive officer appointments, Neptune considers all candidates based on their merit and qualifications relevant to the specific role. While Neptune recognizes the benefits of diversity at all levels within its organization, it does not currently have any targets, rules or formal policies that specifically require the identification, consideration, nomination or appointment of candidates for directorship or executive management positions or that would otherwise force the composition of the Corporation’s Board of Directors and executive management team. Currently, Neptune does not have any women who are executive officers of the Corporation. There is currently one woman, Ms. Katherine Crewe, who serves on the Board of Directors which represents one out of the seven current Directors.

ADDITIONAL INFORMATION

Additional financial and other information relating to the Corporation is included in its audited annual and unaudited quarterly financial statements, annual and quarterly management discussion and analysis, annual information form and other continuous disclosure documents, which are available on SEDAR at www.sedar.com.

In addition, copies of the Corporation’s Annual Report, financial statements and management information circular, all as filed on SEDAR, may be obtained from the Corporate Secretary of the Corporation upon request. The Corporation may require the payment of a reasonable charge if the request is made by a person who is not a Shareholder.

AUTHORIZATION

The Board of Directors of the Corporation has approved the contents and the mailing of this Circular.

DATED at Laval, Québec, as at July 13, 2017

By order of the Board of Directors

/s/ Jean-Daniel Bélanger

Jean-Daniel Bélanger

Corporate Secretary

Schedule A

Board Mandate

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

BOARD OF DIRECTORS’ MANDATE

The board of directors (the “Board”) of Neptune Technologies & Bioressources Inc. (the “Corporation”) is responsible for supervising the management of the business and affairs of the Corporation. In carrying out these responsibilities and discharging its obligations, the Corporation will, either directly or through its committees, perform the duties set out in this Board of Directors’ Mandate and such other duties as necessary or appropriate, including:

1.	Culture of Integrity

1.1	approving and monitoring compliance procedure, the Corporation’s code of business conduct and ethics; and

1.2	satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.	Governance

2.1	developing the Corporation’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;

2.2	establishing appropriate structures and procedures to allow the Board to function independently of management;

2.3	establishing Board committees, appointing Board committee chairs (with prior recommendation of the GHR Committee) and approving their respective charters to assist the Board in carrying out its duties and responsibilities;

2.4	evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution, skills and independence of the Board and its members; and

3.	Strategic Planning Process

3.1	overseeing the Corporation’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the Corporation’s business, its risk appetite, emerging trends, and the competitive environment in the industry;

3.2	monitoring the implementation and effectiveness of the Corporation’s approved strategic and operating plans;

3.3	reviewing, approving and monitoring performance against the Corporation’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and

3.4	approving all major corporate decisions and transactions.

4.	Risk Management, Internal Controls and Organizational Structure

4.1	ensuring processes are in place to identify the principal risks of the Corporation’s businesses and requiring the implementation of appropriate systems to measure and manage these risks;

4.2	monitoring risk management activities for sufficient independence, status and visibility;

4.3	reviewing and approving periodically significant policies and practices that require respect for, and compliance with, applicable legal, regulatory and internal requirements and obtaining reasonable assurance about the Corporation’s compliance;

4.4	overseeing the Corporation’s internal controls and management information systems and monitoring their integrity and effectiveness;

4.5	reviewing reports provided by management on the effectiveness of internal control over financial reporting; and

4.6	reviewing and approving periodically the Corporation’s organizational structure.

5.	Communications and Public Disclosure

5.1	reviewing and approving the Corporation’s significant disclosure documents including financial statements;

5.2	approving the Corporation’s disclosure policy that provides for timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;

5.3	monitoring feedback received from the Corporation’s stakeholders; and

5.4	ensuring a process whereby shareholders and other stakeholders may communicate directly with the Corporation’s independent directors through the Chairman of the Board by furnishing publicly available instructions in the Corporation’s management proxy circular and/or on its website.

6.	Evaluation and Succession Planning

6.1	overseeing the Corporation’s succession planning processes including the appointment, training, compensation and performance assessment of the Chairman of the Board, independent directors, the Chief Executive Officer and other senior executives;

6.2	establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer, monitoring progress against those expectations and dismissing and replacing the Chief Executive Officer as necessary;

6.3	approving the selection criteria for new directors, nominating directors for election, appointing Board committee members, reviewing the independence of directors and overseeing the orientation and continuing education of new directors; and

6.4	establishing expectations and responsibilities of the Chairman of the Board, the Chief Executive Officer, the chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.